1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct

May 28, 2025

VIA EDGAR

Ms. Christina DiAngelo Fettig

Mr. David L. Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	iDirect Private Credit Fund, L.P.
Registration Statement on Form N-2
File Nos. 333-283577 and 811-24031

Dear Ms. DiAngelo Fettig and Mr. Orlic:

This letter responds to a comment that Ms. DiAngelo Fettig conveyed in a telephonic discussion with Alexander C. Karampatsos and Monica R. Patel on May 6, 2025 and comments that Mr. David L. Orlic conveyed in telephonic voicemail to Alexander C. Karampatsos on May 22, 2025, with respect to Pre-Effective Amendment No. 2 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2025 on behalf of iDirect Private Credit Fund, L.P. (the “Fund”), and the Fund’s prior correspondence filing made on April 24, 2025 (the “Prior Correspondence”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement and/or the Prior Correspondence.

Subsequent to this letter, the Fund will file Pre-Effective Amendment No. 3 to its Registration Statement, which will reflect the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

Accounting Comment

1.	Comment: On page 35, the disclosure states that “The Fund has qualified and elected, and is expected to maintain its qualification, to be treated as a RIC under the Code.” This is inconsistent with disclosure elsewhere in the prospectus. Please align these disclosures.

Response:     The Fund has revised the disclosure accordingly.

Legal Comments

General

2.	Comment: Please provide a comprehensive, detailed legal analysis regarding whether each Core Manager is an investment adviser of the Fund, as such term is defined in Section 2(a)(20) of 1940 Act, as a result of the Fund engaging the Core Manager to provide valuation-related services.

Response:    The Fund reiterates, by way of context, that the Core Managers are not investment advisers of the Fund and have no investment decision making authority or fiduciary duty with respect to the Fund. Section 202(a)(11) of the Advisers Act defines “investment adviser” as any person who, for compensation, engages in the business of advising others about securities. To fall within this definition a party must: (1) provide advice about securities; (2) engage in the business of providing such advice; and (3) provide such advice for compensation to others. While they provide certain valuation-related services on loans that have already been selected by the Fund’s Adviser to the Fund, the Core Managers do not provide any investment advisory services to Fund such that the Core Managers would fall under the definition of “investment adviser” with respect to the Fund. Each Core Manager will provide, in its sole discretion, excess deal flow (if any) to the Adviser, but only if there is excess capacity in respect of a particular loan transaction (“Excess Deal Flow”). Such Excess Deal Flow transactions are not being provided based on the Fund’s investment objective and strategies. The Core Managers present Excess Deal Flow opportunities to the Fund in the same manner that they present opportunities to other potential syndicate partners and certain other institutional investors who are not advisory clients of the Core Managers. The Core Managers receive no advisory compensation from the Fund or the Adviser for any activities related to the Fund. The Adviser is the sole investment adviser in making all investment decisions for the Fund to participate in Excess Deal Flow transactions.

The Adviser, as the Fund’s valuation designee, oversees the valuation of the Fund’s investments on behalf of the Fund and makes final valuation determinations with respect to the Fund’s investments. The Fund has retained two third-party valuation agents (Lincoln International and Citrin Cooperman) to support and prepare valuations for every direct investment in the portfolio each quarter. In addition, the Fund receives all financial statements, which contain the key inputs for valuation analyses, from its borrowers pursuant to the credit agreement(s) to which the Fund is a party. The Adviser will then determine the fair valuation of the loan in accordance with its valuation policy based on such financial statements, features of the loan, current credit market conditions, and other information that the Adviser obtains with respect to the borrower.

To provide the Adviser with as much information as possible with respect to its valuation process and in addition to the engagement of separate valuation agents, the Fund has engaged each Core Manager to provide valuation-related services to the Fund with respect to the valuation of the Fund’s investments sourced by the Core Manager. These services include making available the valuation assumptions and methodologies used in their own processes, which the Fund believes results in incremental data to support the Adviser’s independent valuation conclusions. Such valuation services are provided by the Core Managers in connection with loans sourced by the respective Core Manager. In exchange for these valuation services, the Fund will provide an ongoing administrative fee to each Core Manager at the annual rate of 0.15% of the loans sourced by such Core Manager.

The Fund respectfully notes that the valuation-related compensation that is expected to be paid to the Core Managers is expected to be less than the compensation that the Fund is expected to pay other third-party valuation agents with respect to the valuation services that they are expected to provide for the Fund.

Furthermore, we are not aware of any SEC or Staff guidance suggesting that the provision of such valuation services should be considered investment advice as a matter of course. We note that, in adopting Rule 2a-5, the SEC instead indicates that the provision of valuation services alone does not establish an advisory relationship, even where the provider is a registered investment adviser.1

[1]	See Good Faith Determinations of Fair Value, Rel. No. IC-34128 (Dec. 3, 2020). “While some pricing services are also registered investment advisers, such pricing services would not necessarily owe the same fiduciary duties to a fund if they are not the investment adviser for the fund, and may have conflicts of interest that are more difficult to mitigate to the extent that the role of fair value determination and portfolio management are integrated. . . . Finally, nothing in the final rule prevents other service providers, such as pricing services, from continuing to provide significant input and assistance, much as they do today, on fair value determinations. However, retaining direct responsibility with an adviser or more closely affiliated designee is more likely to increase accountability and oversight over these other service providers.” Id.

3.	Comment: Please describe the Fund’s process for selling or otherwise disposing of the Fund’s investments. Without limiting the generality of the foregoing, please address the Core Managers’ involvement in the disposition of the Fund’s investments in your response.

Response:     The Core Managers will have no involvement in the disposition of the Fund’s investments. The Adviser generally expects that the Fund will hold loan investments until maturity. The decision to sell or otherwise dispose of the Fund’s investments will be at the Adviser’s sole discretion.

Importantly, however, in practice, realizations for privately structured loans in the middle market are generally initiated by actions of the borrower (e.g., refinancings, change of control transactions etc.) and not by actions undertaken by the lenders. Early repayment is far more typical, especially for well-performing investments.

4.	Comment: Please describe the Fund’s process for addressing defaults by a borrower or issuer of an Investment Interest, including decisions with respect to any collateral securing such Investment Interest. Without limiting the generality of the foregoing, please address the Core Managers’ involvement in addressing defaults by a borrower or issuer of an Investment Interest in your response.

Response:    The Fund is generally expected to retain voting and/or other contractual rights in investments in loans sourced by the Core Managers. The Fund conducts its own portfolio monitoring and credit risk systems independent of the Core Managers. The Adviser and its investment personnel have deep experience in workouts, forbearance agreements, amendments, waivers, the exercise of remedies and the ins and outs of court restructurings. When a default occurs, the Fund will seek to protect its position based on the Adviser’s own analysis, with the expectation that it may work with larger lenders to resolve defaults collectively and efficiently, which the Fund respectfully notes is common industry practice. Although the Fund and the Adviser will work with such lenders, which would generally include the Core Managers, all decisions to be made with respect to a defaulted borrower will be made by the Adviser in its sole discretion without regard to the Core Managers’ positions in the borrower.

5.	Comment: Please describe the process and communications by which the Core Managers will present opportunities to the Adviser.

Response:    When syndicating Excess Deal Flow, the Core Managers provide an introduction to the opportunity to the Adviser, including an information package. The Adviser reviews the information, formulates its key areas of diligence, questions, and data requests, and provides those to the relevant Core Manager. The Adviser typically completes one or more diligence calls with the Adviser’s deal team at the Core Manager and then proceeds to prepare its internal investment summary and recommendation to the Fund’s portfolio managers. The Adviser’s deal team and the Fund’s portfolio managers convene and discuss the opportunity. If any key areas of diligence raised by the portfolio managers remain outstanding, the Adviser seeks to address them through subsequent diligence. The Fund’s portfolio managers then indicate approval or denial of the investment on the terms and conditions outlined by the Adviser’s deal team. The Adviser then indicates its decision to the Core Manager syndicating the opportunity and if applicable, proceeds to the documentation and closing process.

We emphasize that the Core Managers do not screen investment opportunities presented to the Adviser based on the Fund’s investment objectives and strategies in the manner that an investment adviser to the Fund would.

Additionally, we note that the Adviser has rejected investments from all three Core Managers for a variety of reasons related to its conclusion with respect to the investment’s credit profile, the capital structure, and the fit within the Fund’s portfolio in light of the Fund’s investment objective and principal investment strategies. Reasons for rejecting an opportunity may include (but are certainly not limited to): the cyclicality of the end markets for the borrower’s goods, the level of recurring revenue, the size of the borrower, leverage and coverage ratios, the existence of sufficient covenants, insufficient risk-adjusted yield, and fit within the Fund’s portfolio from a sector or industry, yield, and/or diversification perspective.

6.	Comment: Given the Fund’s 80% investment policy, please explain how the Adviser has the de facto ability to decline such opportunities.

Response:    If the Adviser is not receiving the expected deal flow from the Core Managers or the Adviser and the Board otherwise determine it is in the best interests of the Fund and its shareholders to focus on non-Core Manager Investment Interests, the Fund may invest its assets in Investment Interests that are unrelated to a Core Manager. The Fund notes that, as currently disclosed, it may at any time determine not to allocate its assets to the Core Managers and, instead, may determine to allocate its assets to Investment Interests not sourced by, or sponsored or managed by, or otherwise linked to, the Core Managers. If the Core Managers determine not to source and offer a sufficient number of investment opportunities to the Fund, the Fund could (i) change its 80% investment policy; and/or (ii) add additional Core Managers. The Adviser has already evaluated a wide variety of managers that it believes could serve as additional Core Managers if needed.

As noted in the response to Comment 5, the Adviser has rejected investment opportunities from all three Core Managers.

7.	Comment: Please provide an analysis as to whether the transaction and other fees described in the response to Comment 7 in the Prior Correspondence would lead to the conclusion that the Core Managers are acting as broker-dealers and, if so, confirm that they have registered as such.

Response:     The Fund respectfully notes that, unlike bonds, loans are not considered “securities” for purposes of the Securities Exchange Act of 1934, as amended.2 Therefore, markups on loans sourced by the Core Managers are not required to be received by a registered broker-dealer, and the Core Managers may receive this markup with respect to the Fund’s investments in loans sourced through the Core Managers. The Core Managers are familiar with whether certain types of transactions require a broker-dealer, which would be influenced by whether a transaction involves a loan or bond.

8.	Comment: Given the activities of iCapital Advisors, LLC in private placements of fund interests, please disclose any conflicts of interest that may arise between this entity and the Adviser or the Fund, particularly if this entity engages in such activity with the Core Managers.

Response:     While the Fund believes its current disclosure sufficiently addresses the relevant conflicts of interest, the Fund will enhance the disclosure in response to this comment.

Investment Related Risks – Availability of Investment Opportunities, page 17

9.	Comment: Please modify this risk factor to relate specifically to risks for the Fund, including the risk of relying almost exclusively on three Core Managers who have no apparent obligation to present the Fund with deal flow.

Response:     The Fund will revise the disclosure accordingly.

[2]	See, e.g., Kirschner v. JP Morgan Chase Bank, N.A. et al., No. 21-2726 (2d Cir. Aug. 24, 2023); 2023 WL 5439495.

Conflicts of Interest – Core Managers, page 31

10.	Comment: In the last sentence of the first paragraph of this subsection, please revise or eliminate the last sentence, which includes a mitigating factor and is a legal conclusion subject to interpretation in any event.

Response:    The Fund will delete the referenced disclosure.

*              *               *               *              *

Should you have any questions or comments, please contact the undersigned at 202.261.3402.

Sincerely,

/s/ Alexander Karampatsos
Alexander Karampatsos

7